UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CSK AUTO, INC.
(Name of Subject Company (Issuer))
CSK AUTO, INC.
(Name of Filing Person (Offeror))

12637K AH4 (Restricted)
3 3/8% Senior Exchangeable Notes due 2025	12637K AJ0 (Registered)

4 5/8% Senior Exchangeable Notes due 2025	12637K AK7

(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Maynard Jenkins
CSK Auto Corporation
645 E. Missouri Ave., Suite 400
Phoenix, Arizona 85012
(602) 265-9200
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)
With Copies to:
Gibson, Dunn & Crutcher LLP
1801 California Street, Suite 4200
Denver, Colorado 80202
(303) 298-5700
Attention: Richard M. Russo, Esq.
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$225,000,000	$24,075

(1)     Calculated solely for purposes of determining the filing fee. The purchase price of the 3 3/8% Senior Exchangeable Notes due 2025 and the 4 5/8% Senior Exchangeable Notes due 2025, as described herein, is $1,000 per $1,000 principal amount outstanding.
(2)     The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
☐	third party tender offer subject to Rule 14d-l

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Tender Offer Statement on Schedule TO is being filed by CSK Auto, Inc., an Arizona corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offers (the “Tender Offers”) to purchase for cash any and all $125,000,000 outstanding 3 3/8% Senior Exchangeable Notes due 2025 (“3 3/8% Notes”) and $100,000,000 outstanding 4 5/8% Senior Exchangeable Notes due 2025 (“4 5/8% Notes,” and together with the 3 3/8% Notes, the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated June 19, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal and Consent, which are Exhibits (a)(1)(i) and Exhibit (a)(1)(ii) to this Schedule TO, respectively.
Item 1. Summary Term Sheet.
     The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Answers to Questions You May Have” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	Name and Address.

CSK Auto, Inc., an Arizona corporation, is the subject company. The address and telephone number of its principal executive office are 645 E. Missouri Ave., Suite 400, Phoenix, Arizona 85012; (602) 625-9200.

(b)	Securities.

The subject classes of securities are the Company’s 3 3/8% Senior Exchangeable Notes due 2025 and 4 5/8% Senior Exchangeable Notes due 2025. As of June 19, 2006, $125,000,000 of 3 3/8% Notes and $100,000,000 of the 4 5/8% Notes were outstanding.

(c)	Trading Market and Price.

There is no established trading market for the Notes. The information set forth in the Offer to Purchase under the caption “Market Price Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a)	Name and Address.

The filing person is the Company. The information set forth in Item 2 regarding the Company’s name and address is incorporated herein by reference.
     Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or executive officers of the Company:

Name	Position
Maynard L. Jenkins, Jr.	Chairman of the Board
Martin Fraser	President and Chief Operating Officer
Dale Ward	Senior Vice President — Merchandising & Marketing
Larry Buresh	Senior Vice President — Chief Information Officer
Larry Ellis	Senior Vice President — Logistics
Don Watson	Senior Vice President — Chief Administrative Officer
James Riley	Senior Vice President — Chief Financial Officer
James G. Bazlen	Director
Morton Godlas	Director
Terilyn Anne Henderson	Director
Charles K. Marquis	Director
Charles J. Philippin	Director
William A. Shutzer	Director
     The address and telephone number of each director and executive officer is: c/o CSK Auto, Inc., 645 E. Missouri Ave., Suite 400, Phoenix, Arizona 85012; (602) 625-9200.

Item 4. Terms of the Transaction.
(a)	Material Terms.

The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “Answers to Questions You May Have,” “The Tender Offers and Consent Solicitations,” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(b)	Purchases.

No officer, director or affiliate of the Company owns any Notes, and will not tender any Notes in the Tender Offers.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e)	Agreements Involving the Subject Company’s Securities.

In connection with the Notes, the Company has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference): (1) the Indenture relating to the 3 3/8% Notes (including the form of the 3 3/8% Notes), dated as of July 29, 2005, by and among the Company, the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”), as supplemented by a First Supplemental Indenture, dated as of December 30, 2005, among the Company, the guarantors party thereto, and the Trustee; (2) the Indenture relating to the 4 5/8% Notes (including the form of the 4 5/8% Notes), dated as of December 19, 2005, by and among the Company, the guarantors party thereto, and the Trustee, as supplemented by a First Supplemental Indenture, dated as of December 30, 2005, among the Company, the guarantors party thereto, and the Trustee; (3) the Registration Rights Agreement relating to the 3 3/8% Notes, dated July 29, 2005, among the Company, the guarantors listed therein, and the initial purchasers listed therein; and (4) the Registration Rights Agreement relating to the 4 5/8% Notes, dated December 19, 2005, among the Company, the guarantors listed therein, and the initial purchasers listed therein. The Company plans to enter into second supplemental indentures, the forms of which are filed as exhibits to this Schedule TO and incorporated herein by reference, among the Company, the guarantors party thereto, and the Trustee relating to each series of Notes.

The information set forth in the Company’s Prospectus filed pursuant to Rule 424(b)(3) on January 13, 2006 under the captions “Description of Notes” and “Registration Rights” on pages 26-50, CSK Auto Corporation’s Current Report on Form 8-K filed on December 19, 2005 under the caption “Senior Exchangeable Notes,” and the Offer to Purchase under the captions “Background” and “The Proposed Amendments, the Waiver, and the Withdrawal” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)	Purposes.

The information set forth in the Offer to Purchase under the caption “Purpose of the Tender Offers and Consent Solicitations” is incorporated herein by reference.

(b)	Use of the Securities Acquired.

The Notes acquired in the Tender Offers will be retired. The information set forth in the Offer to Purchase under the caption “Purpose of the Tender Offers and Consent Solicitations” is incorporated herein by reference.

(c)	Plans.
(1)-(8)	None.

(9)	On June 19, 2006, the Company commenced a separate offer to purchase for cash any and all of its outstanding 7% Senior Subordinated Notes due 2014 (the “Senior Subordinated Notes”).

(10)	None.

     Item 7. Source and Amount of Funds or Other Consideration.
(a)	Source of Funds.

The information set forth in the Offer to Purchase under the captions “Answers to Questions You May Have—How will you pay for the tendered Notes?” and “Sources and Amount of Funds” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Purchase under the captions “Answers to Questions You May Have—How will you pay for the tendered Notes?” and “Sources and Amount of Funds” is incorporated herein by reference.

Although the Company does not have any alternative financing plans for the Notes in the event the Company’s financing plans fall through, it has engaged in negotiations with an alternative lender to fund the purchase of the $225 million principal amount of the Senior Subordinated Notes, which are also being tendered for in a separate offer and the purchase of which is also to be financed with the loan described below in Item 7(d).

(d)	Borrowed Funds.
(1)	The Company has entered into a Commitment Letter (the “Commitment Letter”) dated June 16, 2006, with JPMorgan Chase Bank, N.A., Lehman Commercial Paper Inc., and Wachovia Bank, National Association (collectively, the “Initial Banks”), and J.P. Morgan Securities, Lehman Brothers Inc., and Wachovia Capital Markets, LLC. Pursuant to the terms of the Commitment Letter, the Initial Banks have committed to provide a senior secured term facility of $450,000,000 (the “Term Facility”). The loans under the Term Facility (the “Term Loans”) will be made on up to three occasions during the period up to December 16, 2006. The proceeds of the Term Loans may be used solely (i) to refinance or repurchase some or all of the Senior Subordinated Notes, the 3 3/8% Notes and the 4 5/8% Notes (collectively, the “Existing Notes”), and (ii) provided that some or all of the Existing Notes have been refinanced or repurchased with the proceeds of Term Loans, (A) to pay consent fees to holders of Existing Notes not so refinanced, and (B) to pay related transaction fees and expenses. The Term Loans will bear interest at a base rate plus a margin of from 1.75% to 4.00% or the Eurodollar rate, as defined, plus a margin of from 2.75% to 5.00%, depending upon the rating received for the Term Loans. The Term Loans will be guaranteed by each guarantor of the Company’s existing credit facility. The Term Loans will be secured by substantially all the assets of the Company and such guarantors.

If the 3 3/8% Senior Notes or the 4 5/8% Senior Notes are refinanced with the Term Loans and the Senior Subordinated Notes remain outstanding, then the Term Loans shall be repaid in consecutive quarterly installments, commencing December 31, 2006 in an amount equal to 0.25% of the aggregate principal amount of the Term Loans, with the balance payable in full on the twentieth anniversary of the Closing Date, and, on each of the sixth, tenth and fifteenth anniversary of the Closing Date, each lender or the administrative agent shall have the right to require the Company to repay in full the Term Loans of that lender or, in the case of notices by the administrative agent, all lenders. Otherwise, the Term Loans shall be payable in a single installment on the sixth anniversary of the date on which the Term Loans are first made.

In connection with the Term Loans, the Company will agree, among other things, to limitations on liens, indebtedness, mergers, dispositions of assets, investments, payments in respect of capital stock, modifications of material indebtedness, changes in fiscal year, transactions with affiliates, lines of business and swap agreements. The Company will be subject to financial covenants measuring its performance against standards set for leverage and fixed charge coverage.

The transaction is subject to the execution of definitive agreements and the satisfaction of certain other customary conditions.

(2)	None.
Item 8. Interest in Securities of the Subject Company.
(a)	Securities Ownership.

None.

(b)	Securities Transactions.

None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations.

None.
Item 10. Financial Statements.
(a)	Financial information.

Not material.

(b)	Pro forma information.

Not material.
Item 11. Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) The only regulatory requirements that must be met are those imposed by applicable securities laws and the rules and regulations promulgated by the National Association of Securities Dealers and the New York Stock Exchange.
(3)-(5) None.

(b)	Other Material Information.

The information set forth in the Offer to Purchase and the Consent and Letter of Transmittal (Exhibits (a)(1) and (a)(2), respectively, to this Schedule TO) is incorporated herein by reference.
Item 12. Exhibits.

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement, dated June 19, 2006.
(a)(1)(ii)	Form of Letter of Transmittal and Consent.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)
Press release dated June 19, 2006 deemed filed pursuant to Rule 13e-4(c) under the Securities Act of 1934) (incorporated herein by reference to Exhibit 99.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on June 19, 2006).

(b)
Commitment Letter, dated June 16, 2006, among CSK Auto, Inc., J.P. Morgan Securities Inc., and the other Commitment Parties named therein (incorporated herein by reference to Exhibit 99.2 to CSK Auto Corporation’s Current Report on Form 8-K, filed on June 19, 2006).

(c)	None.
(d)(1)(i)
The Indenture relating to the 3 3/8% Notes (including the form of 3 3/8% Notes), dated July 29, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on July 29, 2005).

(d)(1)(ii)
First Supplemental Indenture relating to the 3 3/8% Notes, dated December 30, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.21 to CSK Auto Corporation’s Form S-3/A, filed on January 11, 2006).

(d)(1)(iii)	Form of Second Supplemental Indenture relating to the 3 3/8% Notes among CSK Auto,

EXHIBIT
NUMBER	DESCRIPTION
Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee.
(d)(1)(iv)
Indenture relating to the 4 5/8% Notes (including the form of 4 5/8% Notes), dated as of December 19, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on December 20, 2005).

(d)(1)(v)	First Supplemental Indenture relating to the 4 5/8% Notes, dated December 30, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee.
(d)(1)(vi)	Form of Second Supplemental Indenture relating to the 4 5/8% Notes among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee.
(d)(1)(vii)
Registration Rights Agreement relating to the 3 3/8% Notes, dated July 29, 2005, among CSK Auto, Inc., the guarantors listed therein, and the initial purchasers listed therein (incorporated by reference to Exhibit 10.3 to CSK Auto Corporation’s Current Report on Form 8-K, filed on July 29, 2005).

(d)(1)(viii)
Registration Rights Agreement relating to the 4 5/8% Notes, dated December 19, 2005, among CSK Auto, Inc., the guarantors listed therein, and the initial purchasers listed therein (incorporated by reference to Exhibit 10.3 to CSK Auto Corporation’s Current Report on Form 8-K, filed on December 20, 2005).

(d)(1)(ix)
Information provided in “Description of Notes” and “Registration Rights” relating to the 3 3/8% Notes (incorporated by reference to pages 26-50 of the Company’s Prospectus, filed on January 13, 2006 pursuant to 424(b)(3)).

(d)(1)(x)
Information provided in “Senior Exchangeable Notes” relating to the 4 5/8% Notes (incorporated by reference to Item 1.01 of CSK Auto Corporation’s Current Report on Form 8-K, filed on December 19, 2005).

(g)	None.
(h)	Not applicable.
     Item 13. Information Required by Schedule 13E-3.
     Not applicable.

Signature
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Randi Val Morrison
	Name:	Randi Val Morrison
	Title:	Vice President, General Counsel and Secretary

Dated: June 19, 2006

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement, dated June 19, 2006.
(a)(1)(ii)	Form of Letter of Transmittal and Consent.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)
Press release dated June 19, 2006 deemed filed pursuant to Rule 13e-4(c) under the Securities Act of 1934) (incorporated herein by reference to Exhibit 99.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on June 19, 2006).

(b)
Commitment Letter, dated June 16, 2006, among CSK Auto, Inc., J.P. Morgan Securities Inc., and the other Commitment Parties named therein (incorporated herein by reference to Exhibit 99.2 to CSK Auto Corporation’s Current Report on Form 8-K, filed on June 19, 2006).

(c)	None.
(d)(1)(i)
The Indenture relating to the 3 3/8% Notes (including the form of 3 3/8% Notes), dated July 29, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on July 29, 2005).

(d)(1)(ii)
First Supplemental Indenture relating to the 3 3/8% Notes, dated December 30, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.21 to CSK Auto Corporation’s Form S-3/A, filed on January 11, 2006).

(d)(1)(iii)	Form of Second Supplemental Indenture relating to the 3 3/8% Notes among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee.
(d)(1)(iv)
Indenture relating to the 4 5/8% Notes (including the form of 4 5/8% Notes), dated as of December 19, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on December 20, 2005).

(d)(1)(v)	First Supplemental Indenture relating to the 4 5/8% Notes, dated December 30, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee.
(d)(1)(vi)	Form of Second Supplemental Indenture relating to the 4 5/8% Notes among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee.
(d)(1)(vii)
Registration Rights Agreement relating to the 3 3/8% Notes, dated July 29, 2005, among CSK Auto, Inc., the guarantors listed therein, and the initial purchasers listed therein (incorporated by reference to Exhibit 10.3 to CSK Auto Corporation’s Current Report on Form 8-K, filed on July 29, 2005).

(d)(1)(viii)
Registration Rights Agreement relating to the 4 5/8% Notes, dated December 19, 2005, among CSK Auto, Inc., the guarantors listed therein, and the initial purchasers listed therein (incorporated by reference to Exhibit 10.3 to CSK Auto Corporation’s Current Report on Form 8-K, filed on December 20, 2005).

(d)(1)(ix)
Information provided in “Description of Notes” and “Registration Rights” relating to the 3 3/8% Notes (incorporated by reference to pages 26-50 of the Company’s Prospectus, filed on January 13, 2006 pursuant to 424(b)(3)).

(d)(1)(x)
Information provided in “Senior Exchangeable Notes” relating to the 4 5/8% Notes (incorporated by reference to Item 1.01 of CSK Auto Corporation’s Current Report on Form 8-K, filed on December 19, 2005).

(g)	None.
(h)	Not applicable.